===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

                 General Foods Employee Thrift-Investment Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                               TABLE OF CONTENTS

                                                                   Page (s)
                                                                   --------
Report of Independent Accountants..............................        3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1993 and 1992...............................................      4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1993, 1992 and 1991............      6-8
  Notes to Financial Statements................................     9-21

Signatures.....................................................       22

Schedules:
  Schedule I - Investments as of December 31, 1993.............    S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
     23. Consent of Independent Accountants.

                      REPORT of INDEPENDENT ACCOUNTANTS


To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Management
     Committee for Employee Benefits of Kraft General
     Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the General Foods Employee Thrift-Investment Plan:


    We have audited the accompanying statements of financial condition of the General Foods Employee Thrift-Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993 and the schedule of investments as of December 31, 1993. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft General Foods, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1993 and 1992, and the income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                              COOPERS & LYBRAND
Chicago, Illinois
March 16, 1994

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1993
                           (in thousands of dollars)

                                  ----------

                           Diversified               U.S.
                             Equity     Interest  Government
                              Index      Income   Securities  Philip Morris
                              Fund        Fund       Fund       Stock Fund     Total
                           -----------  --------  ----------  -------------  ---------
ASSETS:
  Allocated share of
   Trust net assets           $2,790     $12,639    $1,281       $87,349      $104,059
  Employer contributions
   receivable                      2           3         2           577           584
  Employee contributions
   receivable                      3          11         1            61            76
  Interfund receivables
   (payables)                     15          11        85          (111)            -
                              ------     -------    ------       -------      --------
    Total assets               2,810      12,664     1,369        87,876       104,719
                              ------     -------    ------       -------      --------

LIABILITIES:
  Distributions and
   withdrawals payable            16         468         9         1,539         2,032
                              ------     -------    ------        ------      --------
    Total liabilities             16         468         9         1,539         2,032
                              ------     -------    ------       -------      --------
    Plan equity               $2,794     $12,196    $1,360       $86,337      $102,687
                              ======     =======    ======       =======      ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1992
                           (in thousands of dollars)

                                  ----------

                           Diversified               U.S.
                              Equity    Interest  Government
                              Index      Income   Securities  Philip Morris
                               Fund       Fund       Fund       Stock Fund     Total
                           -----------  --------  ----------  -------------  --------
ASSETS:
  GF Trust net assets        $2,405     $13,466    $1,041       $123,310     $140,222
  Employer contributions
   receivable                                                         (3)          (3)
  Employee contributions
   receivable                    (1)                                   1            -
  Interfund receivables
   (payables)                    (2)         13                      (11)           -
                             ------     -------    ------       --------     --------
    Total assets              2,402      13,479     1,041        123,297      140,219
                             ------     -------    ------       --------     --------
LIABILITIES:
  Distributions and
   withdrawals payable           18         347         9          1,912        2,286
                             ------     -------    ------       --------     --------
    Total liabilities            18         347         9          1,912        2,286
                             ------     -------    ------       --------     --------
    Plan equity              $2,384     $13,132    $1,032       $121,385     $137,933
                             ======     =======    ======       ========     ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1993
                           (in thousands of dollars)

                                 Diversified               U.S.
                                    Equity    Interest  Government
                                    Index      Income   Securities  Philip Morris
                                     Fund       Fund       Fund      Stock Fund     Total
                                 -----------  --------  ----------  -------------  -------
ADDITIONS:
  Employer contributions           $    9     $    17    $   13       $  3,344    $  3,383
  Employee contributions              213         696       159          5,248       6,316
  Allocated share of Trust
   investment activities:
    Interest income                               972        55             34       1,061
    Dividend income                                                      3,961       3,961
    Net (depreciation)
     appreciation in
     fair value of investments        249                    (1)       (32,752)    (32,504)
                                   ------     -------    ------       --------    --------
                                      249         972        54        (28,757)    (27,482)
                                   ------     -------    ------       --------    --------
    Total (deductions)
     additions                        471       1,685       226        (20,165)    (17,783)
                                   ------     -------    ------       --------    --------
DEDUCTIONS:
  Distributions and
   withdrawals                       (273)     (2,672)     (195)       (15,184)    (18,324)
  General and administrative
   expenses                                        (1)       (1)                        (2)
                                   ------     -------    ------       --------    --------
    Total deductions                 (273)     (2,673)     (196)       (15,184)    (18,326)
                                   ------     -------    ------       --------    --------

Net transfers among funds             212        (802)      297            293           -
Transfers from predecessor
 trusts                                           854                        9         863
Participants' loan repayments                                 1             (1)          -
                                   ------     -------    ------       --------    --------
    Net (deductions)
     additions                        410        (936)      328        (35,048)    (35,246)

PLAN EQUITY:
  Beginning of year                 2,384      13,132     1,032        121,385     137,933
                                   ------     -------    ------       --------    --------
  End of year                      $2,794     $12,196    $1,360       $ 86,337    $102,687
                                   ======     =======    ======       ========    ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1992
                           (in thousands of dollars)

                                  ----------

                               Diversified               U.S.
                                  Equity    Interest  Government
                                  Index      Income   Securities  Philip Morris
                                   Fund       Fund       Fund       Stock Fund    Total
                               -----------  --------  ----------  -------------  --------
ADDITIONS:
  Employer contributions                                             $  2,844    $  2,844
  Employee contributions         $  153     $   734    $   97           5,383       6,367
  GF Trust investment
   activities:
    Interest income                   3       1,016       111              31       1,161
    Dividend income                                                     3,743       3,743
    Net (depreciation)
     appreciation in
     fair value of
     investments                    171                   (53)         (5,594)     (5,476)
                                 ------     -------    ------        --------    --------
                                    174       1,016        58          (1,820)       (572)
                                 ------     -------    ------        --------    --------
    Total additions                 327       1,750       155           6,407       8,639
                                 ------     -------    ------        --------    --------
DEDUCTIONS:
  Distributions and
   withdrawals                     (308)     (2,589)     (199)        (22,826)    (25,922)
  General and administrative
   expenses                          (1)         (7)       (1)                         (9)
                                 ------     -------    ------        --------    --------
    Total deductions               (309)     (2,596)     (200)        (22,826)    (25,931)
                                 ------     -------    ------        --------    --------

Net transfers among funds           (63)       (812)      (17)            892           -
                                 ------     -------    ------        --------    --------
    Net deductions                  (45)     (1,658)      (62)        (15,527)    (17,292)

PLAN EQUITY:
  Beginning of year               2,429      14,790     1,094         136,912     155,225
                                 ------     -------    ------        --------    --------
  End of year                    $2,384     $13,132    $1,032        $121,385    $137,933
                                 ======     =======    ======        ========    ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1991
                           (in thousands of dollars)

                                  ----------

                               Diversified                 U.S.
                                  Equity     Interest   Government
                                  Index       Income    Securities  Philip Morris
                                  Fund         Fund       Fund        Stock Fund     Total
                               -----------  ---------  -----------  -------------  ---------
ADDITIONS:
  Employer contributions                                              $  1,957      $  1,957
  Employee contributions       $  170         $   989     $  113         5,159         6,431
  Allocated share of
    GF Trust investment
    activities:
     Interest income                5           1,324         25            62         1,416
     Dividend income                                                     3,249         3,249
     Net appreciation in
      fair value of
      investments                 577                         57        41,762        42,396
                               ------         -------     ------      --------      --------
                                  582           1,324         82        45,073        47,061
                               ------         -------     ------      --------      --------
    Total additions               752           2,313        195        52,189        55,449
                               ------         -------     ------      --------      --------
DEDUCTIONS:
  Distributions and
   withdrawals                   (351)         (2,435)      (158)      (10,811)      (13,755)
  General and administrative
   expenses                        (3)            (21)        (2)                        (26)
                               ------         -------     ------      --------      --------
    Total deductions             (354)         (2,456)      (160)      (10,811)      (13,781)
                               ------         -------     ------      --------      --------

Net transfers among funds        (258)           (956)       231           983             -
Transfers from predecessor
 trusts                            65             (10)        (1)        5,476         5,530
                               ------         -------     ------      --------      --------
    Net additions
     (deductions)                 205          (1,109)       265        47,837        47,198

PLAN EQUITY:
  Beginning of year             2,224          15,899        829        89,075       108,027
                               ------         -------     ------      --------      --------
  End of year                  $2,429         $14,790     $1,094      $136,912      $155,225
                               ======         =======     ======      ========      ========

   The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

   The General Foods Employee Thrift-Investment Plan (formerly known as the General Foods Corporation Employee Thrift-Investment Plan and hereinafter referred to as the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in the profits of the General Foods USA operating unit of Kraft General Foods, Inc. ("KGF") by making such contribution. KGF is a subsidiary of Philip Morris Companies Inc. (the "Company").

   Hourly and certain salaried employees of KGF and certain of its domestic subsidiaries (the "KGF Companies") who are represented by designated collective bargaining units are eligible to participate in the Plan, provided they meet eligibility requirements. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing one year of service, eligible employees generally may make before-tax and/or after-tax contributions. Matching contributions by KGF from its General Foods USA operating unit profits (the "KGF Matching Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of KGF (the "Committee") comprised of employees of KGF. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Administrative Committee and the Investment Committee, collectively the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

   Prior to December 31, 1991, the Plan's assets were co-invested with the assets of the General Foods Corporation Employee Thrift-Investment Plan for Salaried Employees (the "GF Salaried Plan") in a commingled investment fund known as the General Foods Thrift-Investment Trust (the "GF Trust") (see Note
   6). As of January 1, 1992, the GF Trust was comprised solely of assets of the Plan.

   Effective January 1, 1993, the Plan's assets were co-invested with the assets of the Kraft General Foods Thrift Plan (the "KGF Thrift Plan") and other plans sponsored by KGF in a commingled investment fund known as the Kraft General Foods Master Defined Contribution Trust (the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Participants have the option of investing their Plan Accounts (see Note 4) in 25% increments in the four funds listed below. Except for participants employed at the Naperville, Illinois facility of KGF (a "Naperville Participant"), KGF Matching Contributions are initially invested in the Philip Morris Stock Fund but may be allocated and invested in the same manner as participant contributions in the month following the month in which the KGF Matching Contributions are made.

       DIVERSIFIED EQUITY INDEX FUND (also referred to as the EQUITY FUND) - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

       INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. Beginning January 1, 1993, the assets of the Interest Income Fund have also been invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

       U.S. GOVERNMENT SECURITIES FUND (also referred to as the GOVERNMENT SECURITIES FUND) - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

       PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of Philip Morris Companies Inc. (the "Company") (the "Common Stock") and short-term temporary investments.

   None of the foregoing funds guarantees a return to the participant. Participants may change their options once a month, except that amounts may not be directly transferred between the Interest Income Fund and the U.S. Government Securities Fund.

   Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

At December 31, 1993 and 1992, there were 4,418 and 4,530 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                       December 31,
                                       ------------
                                        1993   1992
                                       -----  -----
    Diversified Equity Index Fund        593    483
    Interest Income Fund               1,524  1,503
    U.S. Government Securities Fund      462    363
    Philip Morris Stock Fund           4,367  4,515

Each participant is at all times fully vested in the balance of his or her After-Tax Contributions Account, Before-Tax Contributions Account, and in the balance of his or her KGF Matching Account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan ("ESOP") (see Note 4), and, in the case of a Naperville Participant, in the balance of the employer contribution-derived account transferred from the predecessor plan (see Note 9). A participant shall be fully vested in the balance in his or her KGF Matching Account upon attainment of age 55, retirement, permanent and total disability, or death. A participant who is employed by the Company or any subsidiary at other than the Naperville, Illinois facility of KGF shall become vested in his or her KGF Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

                                          Vested
                   Years of Service     Percentage
                   -----------------    ----------
                   Less than 3              0 %
                   3 but less than 4       50 %
                   4 but less than 5       75 %
                   5 or more              100 %

A Naperville Participant shall be fully vested in the entire balance in his or her KGF Matching Account after two years of participation in the Plan (and the predecessor plan) or the completion of five years of service.

Forfeitures:

    KGF Matching Contributions forfeited by terminated participants are used to reduce future KGF Matching Contributions to the Plan.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

       Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds. Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

       Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

       Short-term temporary investments are generally carried at cost, which approximates fair value.

   Investment Transactions and Investment Income of the Trust:

       Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

       In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation of investments held at year-end (See Note 7).

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

3. Contributions:

   No contribution is required from any eligible employee under the Plan. Eligible employees (other than Naperville Participants) may elect to contribute from 1% to 10% of his or her compensation, but contributions from base compensation over $15,000 may not exceed 6%. Naperville Participants may elect to contribute from 1% to 16% of his or her compensation, but only contributions not in excess of 6% of compensation are eligible for KGF Matching Contributions described below. Contributions by participants employed at certain General Foods USA operating unit locations may be made on a before-tax basis, an after-tax basis, or in a combination of the two, while contributions by participants employed at other General Foods USA operating unit locations may be made only on an after-tax basis. The percentage of compensation available for both before-tax and after-tax contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1993, a participant's before-tax contributions were limited to $8,994; for 1994, each participant's before-tax contributions will be limited to $9,240.

   Each year KGF Matching Contributions are based on the amount of each participant's contributions to the Plan, subject to certain limitations under the Code. KGF Matching Contributions on behalf of Naperville Participants equal 25% of each Naperville Participant's contributions not in excess of 6% of compensation.

   For Plan years beginning on and after 1992, the KGF Matching Contributions percentage is the greater of (i) 75% of the matching contribution rate under the KGF Thrift Plan or (ii) from 30% to 65% of a participant's contributions, depending on the annual percent change in earnings shown in the table below. The KGF Matching Contributions percentage to the Plan for a Plan year cannot exceed the percentage contributed by KGF to the KGF Thrift Plan for the same year. The average annual percent change in earnings is the percent change in earnings, before income taxes, goodwill amortization, interest and Company assessments of the General Foods USA operating unit of KGF, over the five-year period immediately preceding the Plan year for which the KGF Matching Contributions are to be made.

                                              The KGF Matching Contribution
          If Annual Percent                          as a Percentage of
         Change in Earnings Is                 Participant Contributions Is
         ---------------------                -----------------------------
            + 5% (or less)                                 30%
            6-8%                                           35%
            9-11%                                          40%
            12-14%                                         45%
            15-17%                                         50%
            18-20%                                         55%
            21-23%                                         60%
            24% (or more)                                  65%

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Currently, the KGF Matching Contributions percentage for the following Plan year is announced before the end of the preceding year. Prior to 1992, the KGF Matching Contributions percentage ranged from a minimum of 30% to a maximum of 100% of each participant's before-tax and after-tax contributions. The KGF Matching Contributions percentage was 55%, 45% and 30% in 1993, 1992 and 1991, respectively.

   Participants' contributions are recorded in the period in which they are withheld by the KGF Companies. KGF Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

   KGF Matching Contributions are discretionary. While KGF has not expressed any intent to discontinue making KGF Matching Contributions, it is free to do so at any time. KGF Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for the preservation of the KGF Matching
   Contributions for all participants except Naperville Participants for the year in which the Change of Control occurs and for two years thereafter.

4. Valuation of Participant Accounts:

   The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                             Source
     -------                             ------
     KGF Matching Account                KGF Matching Contributions and amounts
                                         transferred from the ESOP and other
                                         predecessor plans

     Before-Tax Contributions Account    Before-Tax Contributions


     After-Tax Contributions Account     After-Tax Contributions

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their KGF Matching Account, Before-Tax Contributions Account and After-Tax Contributions Account, on the basis of their proportionate share in each fund.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

5. Withdrawals and Distributions:

   Participants may make withdrawals against their KGF Matching, Before-Tax Contributions and After-Tax Contributions Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

   Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Investments Held by the Trust and the GF Trust:

   Effective December 31, 1991, the account balances of certain participants in the GF Salaried Plan were transferred to the Plan. The account balances of the remaining participants in the GF Salaried Plan were transferred to the KGF Thrift Plan. For the year ended December 31, 1992, the assets of the Plan were held by the GF Trust, and were not co-invested with the assets of any other plan. Accordingly, the financial position and changes in net assets of the GF Trust as of and for the year ended December 31, 1992, are presented in the Plan's financial statements and have not been presented in this Note. Effective January 1, 1993, the Plan's assets were transferred to the Trust and co-invested with the assets of the KGF Thrift Plan and other plans sponsored by KGF.

   The Plan's allocated share of the Trust's and GF Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust and GF Trust. The Plan's allocated share of the Trust and GF Trust and its allocated share of the net assets of each fund in the Trust and the GF Trust at December 31, 1993 and 1992, respectively, was:

                                                  1993   1992
                                                  ----   ----
     Trust                                          6%   100%

     Diversified Equity Index Fund                  2%   100%
     Interest Income Fund                           2%   100%
     Government Securities Fund                     -      -
     U.S. Government Securities Fund              100%   100%
     Philip Morris Stock Fund                      12%   100%
     Participants' Loan Account                     -      -
     Freihofer Equitable Capital Management Fund    -      -

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   The Plan's allocated share of the Trust's investment activities for the year ended December 31, 1993 was 17%.

   The Plan's allocated share of the GF Trust's investment activities for the years ended December 31, 1992 and 1991 was 100% and 86.5%, respectively.

   Prior to January 1, 1994, all expenses incurred in administering the Plan are borne by KGF, with the exception of brokerage commissions, investment management fees and transfer taxes, which are paid by the Trust. Expenses paid by KGF are not reflected in the financial statements of the Plan. Effective January 1, 1994, most expenses incurred in administering the Plan and paid to third parties will be borne by the Trust.

   Investments that represented five percent or more of total Trust assets as of December 31, 1993 were:

                                 1993
                               --------
   Philip Morris Stock Fund
      Common Stock             $724,969
   GEBT Equity Index Fund      $180,299
   Interest Income Fund
      Mass Mutual               $98,459
      Prudential                $92,181

   Investments that represented five percent or more of total GF Trust assets as of December 31, 1992 were:

                                 1992
                               --------
   Philip Morris Stock Fund
      Common Stock             $121,876

The GEBT Equity Index Fund currently includes Common Stock.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

     At December 31, 1993 the financial position of the Trust was:

                                               1993
                                           ----------
  Assets:
    Investments at fair value:
      Diversified Equity Index Fund:
        GEBT Equity Index Fund
          (cost $120,304)                  $  180,299
        Short-term temporary investments
          (cost approximates fair value)        1,038
      Philip Morris Stock Fund:
        Common stock
         (cost $504,354)                      724,969
        Short-term temporary investments
         (cost approximates fair value)         6,360
      Interest Income Fund:
        Investment contracts
         (cost approximates fair value)       699,018
        Short-term temporary investments
         (cost approximates fair value)        44,426
      Government Securities Fund:
        Government securities
         (cost $7,511)                          7,513
        Short-term temporary investments
         (cost approximates fair value)         3,859
      U.S. Government Securities Fund:
        Government securities
         (cost $891)                              886
        Short-term temporary investments
         (cost approximates fair value)           384
      Freihofer Equitable Capital
        Management Fund:
        Equitable Capital Management
         Corporation Combined
         Equity Account (cost $5,433)          13,175
        Short-term temporary investments
         (cost approximates fair value)            38
      Participants' Loan Account:
        Loans to Participants                  36,401
                                           ----------
          Total investments                 1,718,366
    Receivables:
      Interest income                             204
      Dividend income                           8,486
                                           ----------
          Net assets                       $1,727,056
                                           ==========

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)

The changes in the Trust net assets for the year ended December 31, 1993 were:

                                          1993
                                       ----------
  Receipts from constituent plans:
    Employer contributions             $   37,538
    Employee contributions                114,541

  Transfers from predecessor trusts       140,700

  Investment activities:
    Interest                               54,578
    Dividends                              33,575
    Interest on participant loans           2,639
                                       ----------
                                           90,792
  Net depreciation in fair value
   of investments                        (255,146)
                                       ----------
    Net investment activities            (164,354)

  Deductions:
    Distributions and withdrawals        (120,175)
    General and administrative
     expenses                                (234)
                                       ----------
  Increase in
    Trust net assets                        8,016

  Net assets:
    Beginning of year                   1,719,040
                                       ----------
    End of year                        $1,727,056
                                       ==========

The transfers from predecessor trusts for the year ended December 31, 1993, includes the transfer of assets to the Trust of the Plan in the amount of $137,904.

The number of employee participation units and the net asset value per unit for the GF Trust funds at December 31, 1992 were:

                         Diversified               U.S.
                           Equity     Interest  Government
                            Index      Income   Securities  Philip Morris
                            Fund        Fund       Fund      Stock Fund      Total
                         -----------  --------  ----------  -------------  --------
1992:
  Net assets                $2,405     $13,466    $1,041      $123,310     $140,222
  Number of
   participation units         155       3,542       114        13,075
  Net asset value per
   unit                    $15.516      $3.802    $9.132        $9.431

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The changes in the GF Trust net assets for the year ended December 31, 1991 were:

                                        1991
                                      ---------
  Receipts from constituent plans:
    Employer contributions            $  1,973
    Employee contributions               6,472

  Investment activities:
    Interest                             1,432
    Dividends                            3,285

  Net appreciation in fair value
   of investments                       49,702
                                      --------
    Net investment activities           54,419

  Deductions:
    Distributions and withdrawals      (28,307)
    General and administrative
     expenses                              (26)
    Transfers to successor trust      (435,304)
                                      --------
  (Decrease) in
    Trust net assets                  (400,773)

  Net assets:
    Beginning of year                  559,461
                                      --------
    End of year                       $158,688
                                      ========

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

7. Net (Depreciation) Appreciation in Fair Value of Trust and GF Trust
   Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation and depreciation of investments in the Trust for the year ended December 31, 1993, and in the GF Trust for the years ended December 31, 1992 and 1991 were:

                                                                                  Freihofer
                            Diversified                 U.S.                      Equitable
                              Equity     Government  Government                    Capital
                              Index      Securities  Securities  Philip Morris   Management
                               Fund         Fund        Fund       Stock Fund       Fund       Total
                            -----------  ----------  ----------  --------------  ----------  ----------
1993
- ----
Realized gains:
  Proceeds                    $ 7,181      $55,646      $2,341      $ 35,029        $1,587     $101,784
  Cost                          4,761       55,578       2,330        23,702           837       87,208
                              -------      -------      ------      --------        ------     --------
    Net realized gains          2,420           68          11        11,327           750       14,576
                              -------      -------      ------      --------        ------     --------
Unrealized (depreciation)
 appreciation:
  Beginning of year            45,286           68                   421,453         6,410      473,217
  Transfer from GF Plans        1,557                        7        83,290                     84,854
  End of year                  59,995            1          (5)      220,615         7,743      288,349
                              -------      -------      ------      --------        ------     --------
    (Decrease) increase        13,152          (67)        (12)     (284,128)        1,333     (269,722)
                              -------      -------      ------      --------        ------     --------
Net (depreciation)
 appreciation in fair
 value of investments         $15,572      $     1     ($    1)    ($272,801)       $2,083    ($255,146)
                              =======      =======      ======      ========        ======     ========
1992
- ----
Realized gains:
  Proceeds                    $   296                   $2,207      $ 17,245                   $ 19,748
  Cost                            107                    2,191         5,714                      8,012
                              -------                   ------      --------                   --------
    Net realized gains            189                       16        11,531                     11,736
                              -------                   ------      --------                   --------
Unrealized appreciation:
  Beginning of year             1,574                       76       101,613                    103,263
  Transfer to KGF Thrift
   Plan                                                                 (246)                      (246)
  End of year                   1,556                        7        84,242                     85,805
                              -------                   ------      --------                   --------
    (Decrease)                    (18)                     (69)      (17,125)                   (17,212)
                              -------                   ------      --------                   --------
Net (depreciation)
 appreciation in fair
 value of investments         $   171                  ($   53)    ($  5,594)                 ($  5,476)
                              =======                   ======      ========                   ========

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (concluded)

                              Diversified      U.S.
                                 Equity     Government
                                 Index      Securities  Philip Morris
                                  Fund         Fund       Stock Fund     Total
                              -----------   ----------  -------------  ---------
  1991
  ----
  Realized gains:
    Proceeds                     $   984       $7,584      $ 13,185     $ 21,753
    Cost                             407        7,550         5,005       12,962
                                 -------       ------      --------     --------
      Net realized gains             577           34         8,180        8,791
                                 -------       ------      --------     --------
  Unrealized appreciation:
    Beginning of year             14,316           54       262,655      277,025
    Transfer to GF
      Salaried Plans             (12,810)                  (201,864)    (214,674)
    End of year                    1,574           76       101,612      103,262
                                 -------       ------      --------     --------
      Increase                        68           22        40,821       40,911
                                 -------       ------      --------     --------
  Net appreciation
   in fair value of
   investments                   $   645       $   56      $ 49,001     $ 49,702
                                 =======       ======      ========     ========

8. Tax Status:

   The U.S. Treasury Department has determined that the Plan, as amended and in effect as of May 12, 1987, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended several times since that date. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Plan continues to be administered in accordance with the applicable provisions of the Code.

9. Transferred Plan Participants and Net Assets:

   Effective January 4, 1993, the account balances of those participants in Nabisco Brands Employee Savings Plan, located in Naperville, Illinois totaling approximately $.8 million were transferred to the Plan.

   Effective December 31, 1991, the account balances of those participants in the GF Salaried Plan located at KGF's facility in Pompton Plains, New Jersey totaling approximately $.3 million were transferred to the Plan. The Plan has reflected this transfer in its 1991 financial statements.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft General Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                  GENERAL FOODS EMPLOYEE
                                                  THRIFT-INVESTMENT PLAN
                                                      (Name of Plan)



                                       By         /s/ DANIEL M. DRESSEL
                                         --------------------------------------
                                               Daniel M. Dressel, Chairman,
                                            Management Committee for Employee
                                          Benefits of Kraft General Foods, Inc.

Date:  April 12, 1994

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                       Column B        Column C      Column D
          --------                                    ---------------  ------------  ------------
                                                        Face Amount        Cost
                                                         or Number       Basis of
Name of Issuer and Title of Issue                     of Shares/Units  Investments    Fair Value
- ---------------------------------                     ---------------  ------------  ------------
PHILIP MORRIS STOCK FUND  --  42.6%

Common Stock  --  42.2%

Tobacco  --  42.2%

Philip Morris Companies Inc.                            13,033,151     $504,354,374  $724,969,024

Short-Term Investments  --  0.4%

GEBT Pyramid Directed
     Account Cash Fund                                   6,359,621        6,359,621     6,359,621
                                                                       ------------  ------------
       Total Philip Morris Stock Fund                                   510,713,995   731,328,645
                                                                       ------------  ------------
EQUITY FUND  --  10.5%

GEBT Equity Index Fund  --  10.4%                          182,369      120,304,060   180,299,108

Short-Term Investments  --  0.1%

GEBT Short-Term Investment Fund                          1,038,185        1,038,185     1,038,185
                                                                       ------------  ------------
       Total Equity Fund                                                121,342,245   181,337,293
                                                                       ------------  ------------
INTEREST INCOME FUND  --  43.3%

Investment Contracts --  40.7%

Participation Contracts with Institutions  --  32.9%

  Aetna Life Ins. Co.
    #LT 6833       8.58%
    matures      1/1/94                                  2,697,661        2,697,661     2,697,661
  Great West Life
    #K17041        9.60%
    matures      1/6/94                                  7,895,295        7,895,295     7,895,295
  Confederation Life
    #K61703        9.96%
    matures      3/6/94                                  7,903,155        7,903,155     7,903,155

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                                       Column B       Column C     Column D
           --------                                    ---------------  -----------  -----------
                                                         Face Amount       Cost
                                                          or Number      Basis of
Name of Issuer and Title of Issue                      of Shares/Units  Investments  Fair Value
- ---------------------------------                      ---------------  -----------  -----------
Participation Contracts with Institutions (continued)

  Great West Life
   #K17081       9.96%
   matures     3/7/94                                     7,901,099     $ 7,901,099  $ 7,901,099
  CNA Insurance
   #12641F       7.89%
   matures     3/31/94                                    3,622,599       3,622,599    3,622,599
  Mass Mutual
   #K5807        9.41%
   matures     7/3/94                                    14,021,705      14,021,705   14,021,705
  CNA Ins. Co.
   GP# 12292     9.50%
   matures     9/30/94                                    1,474,650       1,474,650    1,474,650
  New England Mutual Life
   #GA 4832      9.00%
   matures     5/15/95                                   27,758,722      27,758,722   27,758,722
  Crown Life
   #9004573      9.78%
   matures     6/1/95                                     2,946,991       2,946,991    2,946,991
  Crown Life Ins. Co.
   #9001730      9.78%
   matures     6/1/95                                       460,251         460,251      460,251
  Connecticut Mutual Life Ins. Co.
   #70267        9.37%
   matures     7/3/95                                     3,121,827       3,121,827    3,121,827
  Great West Life
   #K17020       9.50%
   matures     10/3/95                                    8,047,318       8,047,318    8,047,318
  Hartford Life Ins.
   #GA-5245      8.97%
   matures     10/31/95                                   7,180,276       7,180,276    7,180,276
  Hartford Life Ins.
   #GA 5246      8.80%
   matures     10/31/95                                   4,467,999       4,467,999    4,467,999
  Confederation Life Ins.
   #62381        8.61%
   matures     11/30/95                                  10,072,673      10,072,673   10,072,673
  Confederation Life Ins.
   #62325        9.33%
   matures     1/2/96                                    21,849,975      21,849,975   21,849,975

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                                         Column B       Column C     Column D
           --------                                    ----------------  -----------  -----------
                                                         Face Amount        Cost
                                                          or Number       Basis of
Name of Issuer and Title of Issue                      Of Shares/Units   Investments  Fair Value
- ---------------------------------                      ----------------  -----------  -----------
Participation Contracts with Institutions (continued)

  Prudential
    #K6160    9.40%
    matures   2/3/96                                      35,238,962     $35,238,962  $35,238,962
  Commonwealth Life Ins.
    #00326 FR 9.26%
    matures   4/1/96                                      10,689,998      10,689,998   10,689,998
  Canada Life Ins. Co.
    #45492    8.50%
    matures   6/1/96                                      21,244,098      21,244,098   21,244,098
  Mass Mutual
    PGIC #10404   6.23%
    matures  7/20/96                                      27,272,841      27,272,841   27,272,841
  Prudential
    GA 7269    6.60%
    matures    8/15/96                                    56,941,797      56,941,797   56,941,797
  Mass Mutual
    #K5897    10.10%
    matures  9/8/96                                       47,773,681      47,773,681   47,773,681
  New York Life
    #GA 20013   5.83%
    matures      9/30/96                                  26,755,804      26,755,804   26,755,804
  John Hancock
    GAC# 6436   8.03%
    matures 11/30/96                                      27,085,545      27,085,545   27,085,545
  New York Life Ins. Co.
    #06204      8.55%
    matures     12/1/96                                   19,519,942      19,519,942   19,519,942
  Connecticut General Ins.
    GA-7771     7.15%
    matures    1/1/97                                     40,861,932      40,861,932   40,861,932
  Hartford Life Ins. Co.
    #9108       8.74%
    matures       5/1/97                                  25,182,145      25,182,145   25,182,145
  Provident Mutual
    #8159001    8.55%
    matures     3/1/98                                       785,028         785,028      785,028
  Mass Mutual
    GAC 10223   8.36%
    matures  4/30/98                                       9,390,552       9,390,552    9,390,552

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                            Column B        Column C      Column D
          --------                         ---------------  ------------  ------------
                                             Face Amount        Cost
                                              or Number       Basis of
Name of Issuer and Title of Issue          Of Shares/Units  Investments    Fair Value
- ---------------------------------          ---------------  ------------  ------------
Participation Contracts with Institutions
(continued)

  Aetna Life Ins. Co.
   #68331991      8.75%
   matures      5/1/98                        25,399,690    $ 25,399,690  $ 25,399,690
  Connecticut General Life Ins.
   #25119         8.81%
   matures      8/1/98                        21,756,547      21,756,547    21,756,547
  Aetna Life Ins. Co.
   MV 6008        4.73%
   matures        12/31/98                     1,939,265       1,939,265     1,939,265
  Allstate Life Insurance Company
   #5428      6.15%
   matures      4/30/99                       36,555,296      36,555,296    36,555,296
                                                            ------------  ------------

         TOTAL CONTRACTS                                     565,815,319   565,815,319
                                                            ------------  ------------
FINANCIAL INSTITUTION POOLS  --  7.8%

  National Westminster Bank
   #SAM 0104A         5.80%
   GEBT Short-Term Investment Fund                34,250          34,250        34,250
   Federal Home Loan Mtg. Corporation
    matures   6/15/99   6.00%                  4,104,750       4,112,522     4,112,522
   Federal National Mortgage Association
    matures   6/25/2005         6.25%          2,189,200       2,217,328     2,217,328
   Federal Home Loan Mtg. Corporation
    matures   8/15/2005   6.25%                1,094,600       1,122,163     1,122,163
   Federal National Mortgage Association
    matures    8/25/2005       6.00%             478,888         478,733       478,733
   Federal National Mortgage Association
    matures    8/25/2005       6.00%           3,393,260       3,397,522     3,397,522
   Federal National Mortgage Association
    matures    11/25/2005      7.00%           6,020,300       6,254,335     6,254,335
   Federal Home Loan Mtg. Corporation
    matures    3/15/2007       6.75%           1,641,900       1,704,701     1,704,701
   Federal Home Loan Mtg. Corporation
    matures    5/15/2007       6.25%           2,654,405       2,671,726     2,671,726
   Federal Home Loan Mtg. Corporation
    matures  4/15/2008       6.50%               684,125         691,114       691,114
   Federal Home Loan Mtg. Corporation
    matures  8/15/2008       6.50%             3,428,292       3,480,658     3,480,658

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                           Column B       Column C     Column D
           --------                       ---------------  -----------  -----------
                                            Face Amount       Cost
                                             or Number      Basis of
Name of Issuer and Title of Issue         of Shares/Units  Investments  Fair Value
- ---------------------------------         ---------------  -----------  -----------
Financial Institution Pools (continued)

   Federal Home Loan Mtg. Corporation
    matures  4/15/2011    5.00%              2,189,200     $ 2,202,101  $ 2,202,101
   Federal National Mortgage Association
    matures  8/25/2012    5.60%              1,464,028       1,477,414    1,477,414
   Federal National Mortgage Association
    matures  8/25/2013    6.70%              3,831,100       3,863,638    3,863,638
   Federal National Mortgage Association
    matures  9/25/2015    6.00%              2,189,200       2,243,865    2,243,865
   Federal Home Loan Mtg. Corporation
    matures 12/15/2015    6.50%              2,654,405       2,731,043    2,731,043
   Federal National Mortgage Association
    matures  6/25/2016    5.70%              4,050,020       4,107,882    4,107,882
   Federal National Mortgage Association
    matures  7/25/2016    5.65%              2,172,781       2,196,170    2,196,170
   Federal National Mortgage Association
    matures  6/15/2018    7.00%                290,069         305,812      305,812
   Federal National Mortgage Association
    matures  1/25/2020    7.00%              3,831,100       3,992,977    3,992,977
   Federal Home Loan Mtg. Corporation
    matures  5/15/2021    6.50%                711,490         696,488      696,488
                                                           -----------   ----------
Total National Westminster Bank Contract                    49,982,442   49,982,442
                                                           -----------   ----------
Provident Life & Accident
   #630-05581            5.50%
   GEBT Short-Term Investment Fund             456,827         456,827      456,827
   Federal Home Loan Mtg. Corporation
    matures  9/15/2002   4.85%               2,471,500       2,506,081    2,506,081
   Federal Home Loan Mtg. Corporation
    matures  1/15/2008   5.78%               2,471,500       2,455,043    2,455,043
   Federal Home Loan Mtg. Corporation
    matures  9/15/2008   6.00%               2,307,293       2,370,467    2,370,467
   Federal Home Loan Mtg. Corporation
    matures 10/15/2008   5.90%               2,807,624       2,818,278    2,818,278
   Federal National Mortgage Association
    matures  6/25/2013   5.00%               2,273,780       2,303,362    2,303,362
   Federal National Mortgage Association
    matures 11/25/2013   5.50%               2,471,500       2,476,900    2,476,900
   Federal National Mortgage Association
    matures  3/25/2018   5.75%               2,471,500       2,516,568    2,516,568

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column A                               Column B       Column C     Column D
           --------                            ---------------  -----------  -----------
                                                 Face Amount       Cost
                                                  or Number      Basis of
Name of Issuer and Title of Issue              of Shares/Units  Investments  Fair Value
- ---------------------------------              ---------------  -----------  -----------
Financial Institution Pools (continued)

  Federal National Mortgage Association
   matures    9/25/2019   5.50%                   2,471,500     $ 2,446,780  $ 2,446,780
  Federal National Mortgage Association
   matures   10/25/2022   5.40%                   2,619,790       2,697,637    2,697,637
  Federal National Mortgage Association Pool
   matures    4/1/2023    6.50%                   2,471,500       2,495,436    2,495,436
  Federal National Mortgage Association
   matures    8/25/2023   3.00%                   2,768,080       2,412,824    2,412,824
  Federal Home Loan Mtg. Corporation
   matures   10/15/2023   7.00%                   2,386,891       2,474,258    2,474,258
                                                                -----------  -----------
Total Provident Life & Accident Contract                         30,430,461   30,430,461
                                                                -----------  -----------
Commonwealth Life
  No. ADA 00044TR         6.29%
  GEBT Short-Term Investment Fund                 1,030,189       1,030,189    1,030,189
  Standard Credit Card Master Trust
   matures    7/7/95      5.88%                   2,500,000       2,596,999    2,596,999
  U. S. Treasury Note
   matures   11/15/96     7.25%                   1,125,000       1,202,174    1,202,174
  U. S. Treasury Note
   matures  10/31/98      4.75%                   1,250,000       1,223,495    1,223,495
  MBNA Master Credit Card Trust
   matures   8/15/99      6.20%                   2,500,000       2,561,218    2,561,218
  Federal National Mortgage Association
   matures   9/9/2003     5.97%                     525,000         528,921      528,921
  Federal Home Loan Mtg. Corporation
   matures   2/15/2005    6.65%                   5,000,000       5,088,752    5,088,752
  Federal National Mortgage Association
   matures   5/25/2005    6.70%                   5,000,000       5,098,319    5,098,319
  Federal Home Loan Mtg. Corporation
   matures   8/15/2005    6.70%                   5,000,000       5,084,822    5,084,822
  Federal National Mortgage Association
   matures  11/25/2005    7.15%                   2,000,000       2,088,833    2,088,833
  Federal National Mortgage Association
   matures   8/25/2006    6.00%                   5,000,000       4,886,845    4,886,845
  Student Loan Mortgage Association
   matures   8/1/2007     7.13%                     667,000         724,581      724,581
  Federal Home Loan Mtg. Corporation
   matures  11/15/2007    5.50%                   7,750,000       7,748,535    7,748,535
  Federal National Mortgage Association Pool
   matures   2/1/2009     7.00%                   2,323,186       2,309,841    2,309,841

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

           Column  A                                    Column B       Column C     Column D
           ---------                                ---------------  -----------  -----------
                                                      Face Amount       Cost
                                                       or Number      Basis of
Name of Issuer and Title of Issue                   of Shares/Units  Investments  Fair Value
- ---------------------------------                   ---------------  -----------  -----------
Financial Institution Pools (continued)

  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          1,000,000    $ 1,018,968  $ 1,018,968
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          2,510,125      2,557,736    2,557,736
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          1,000,000      1,018,968    1,018,968
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                          1,014,875      1,034,125    1,034,125
  Federal Home Loan Mtg. Corporation
   matures    5/15/2018  6.00%                          2,500,000      2,508,292    2,508,292
  Federal Home Loan Mtg. Corporation
   matures   12/15/2018  6.00%                          2,500,000      2,477,814    2,477,814
                                                                     -----------  -----------
Total Commonwealth Life Insurance Company Contract                    52,789,427   52,789,427
                                                                     -----------  -----------
    Total Pools                                                      133,202,330  133,202,330
                                                                     -----------  -----------
Short-Term Investments  --  2.6%

GEBT Short-Term Investment Fund                        39,822,815     39,822,815   39,822,815

GEBT Stable Value Government Fund                       4,603,223      4,603,223    4,603,223
                                                                     -----------  -----------
    Total Short-Term Investments                       44,426,038     44,426,038   44,426,038
                                                                     -----------  -----------
    Total Interest Income Fund                                       743,443,687  743,443,687
                                                                     -----------  -----------
Government Securities Fund  --  0.6%

Government Securities  --  0.4%

  United States Treasury Note,
   3.875% due 3/31/95                                   2,000,000      2,000,625    2,000,620
  United States Treasury Note,
   4.125% due 5/31/95                                   5,500,000      5,511,172    5,512,045
                                                                     -----------  -----------
    Total Government Securities                                        7,511,797    7,512,665
                                                                     -----------  -----------

             KRAFT GENERAL FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                               Column B         Column C        Column D
          --------                            ---------------  --------------  --------------
                                                Face Amount         Cost
                                                 or Number        Basis of
Name of Issuer and Title Of Issue             of Shares/Units   Investments      Fair Value
- ---------------------------------             ---------------  --------------  --------------
Government Securities (continued)

Short-Term Investments  --  0.2%

BT Pyramid Government Securities Cash Fund       3,859,100     $    3,859,100  $    3,859,100
                                                               --------------  --------------
    Total Government Securities Fund                               11,370,897      11,371,765
                                                               --------------  --------------

U.S. GOVERNMENT SECURITIES FUND  --  0.1%

U.S. Government Securities  --  0.1%

  United States Treasury Note,
   5.125% due 5/31/94                              400,000            407,656         402,936
  United States Treasury Bill,
   due 7/28/94                                     500,000            482,984         482,984
                                                               --------------  --------------
    Total U.S. Government Securities                                  890,640         885,920
                                                               --------------  --------------
Short-Term Investments  --  0.0%

BT Pyramid Government Securities Cash Fund         384,616            384,616         384,616
                                                               --------------  --------------
    Total U.S. Government Securities Fund                           1,275,256       1,270,536
                                                               --------------  --------------

FREIHOFER EQUITABLE
 CAPITAL MANAGEMENT FUND  --  0.8%

Equitable Capital Management
  Corporation Combined
  Equity Account                                       373          5,433,050      13,175,534

GEBT Short-Term Investment Fund                     37,523             37,523          37,523
                                                               --------------  --------------

Total Freihofer Equitable
 Capital Management Fund                                            5,470,573      13,213,057
                                                               --------------  --------------
PARTICIPANTS' LOAN ACCOUNT  --  2.1%

Participants' Loans                                                36,400,988      36,400,988
                                                               --------------  --------------
    TOTAL INVESTMENTS                                          $1,430,017,641  $1,718,365,971
                                                               ==============  ==============